FILED BY:  MID ATLANTIC MEDICAL SERVICES, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUBJECT COMPANY:  MID ATLANTIC MEDICAL SERVICES, INC.
                                                     COMMISSION FILE NO. 1-13340


                          IMPORTANT MERGER INFORMATION
                          ----------------------------

      In connection with the proposed transaction, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement that contains a definitive proxy statement/prospectus, which was filed on January 20, 2004. The definitive proxy statement/prospectus has been sent to holders of MAMSI common stock. Holders of MAMSI common stock are urged to read the definitive proxy statement/prospectus and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about UnitedHealth Group, MAMSI and the transaction. The definitive proxy statement/prospectus is available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov. In addition, you may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205. You may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300.

      MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the ownership of MAMSI common stock by directors and executive officers of MAMSI, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

      UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

      This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

      This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.


                       Supplemental Memorandum Concerning
                       ----------------------------------
                            Exercise of Stock Options
                            -------------------------


TO:            All MAMSI Option Holders

DATE:          February 6, 2004

RE:            Exercise of Stock Options

================================================================================

      THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

      On January 14, 2004, you received a Memorandum describing the various methods available to option holders who exercise their MAMSI stock options in relation to the proposed merger ("Merger") of MAMSI with a subsidiary of United Health Group Incorporated ("UHG"). An additional feature described in the Memorandum is the "special cash election", in which an option holder can elect to have the portion of the the Merger consideration consisting of UHG shares sold for cash. For option holders that selected the "special cash election" method, this Supplemental Memorandum clarifies the manner in which the option holders' shares of UHG stock will be sold.

      On the first trading day on the New York Stock Exchange ("NYSE") on which your UHG shares received may be sold, MAMSI will instruct Smith Barney to sell your shares through a conventional market order at the then current market price on the NYSE. However, if many option holders select the special cash election feature and a large number of UHG shares are therefore to be sold, MAMSI may determine (after consultation with Smith Barney) that the sale of a large amount of UHG stock through a conventional market order could potentially have an adverse effect on the price at which the UHG shares may be sold. In order to seek to minimize any adverse market impact of such a sale, MAMSI may instruct Smith Barney to sell the UHG shares in one of the following ways, each of which is a well-recognized and widely-accepted selling method. MAMSI has determined that either trading method, if selected, may be appropriate, depending upon market conditions prevailing at the time of sale.

      1.) AVERAGE PRICE TRADE: All orders to sell the UHG stock will be aggregated. Rather than selling the entire amount of UHG stock at the same time, MAMSI may instruct Smith Barney to sell the stock on an agency basis in various lots over time. This method gives Smith Barney as the selling broker the flexibility to react to changing market conditions in a manner that is least disruptive to the stock's trading environment. Although the stock will be sold in multiple executions, you will receive one average price rather than the actual market prices at which the executions took place. Some of the actual sale prices will be higher than the average price and some will be lower. In the event Smith Barney is unable to sell in multiple trades on the same trading day the total number of UHG shares to be sold pursuant to MAMSI's instructions, Smith Barney will sell the remaining shares in one or more trades on the immediately succeeding trading day or days on the NYSE.

      2.) BLOCK TRADE: In a block trade, Smith Barney will buy all the UHG shares for its own account in one large block. Since Smith Barney will then own all the shares, the risk of price fluctuation in the UHG stock is transferred from you to Smith Barney. To compensate Smith Barney for taking this risk, Smith Barney will purchase the block at a discount to the market price of the UHG stock at the time of purchase. The amount of the discount will depend on market conditions at the time of the sale. Each option holder will receive the same single price (i.e., the then current market price minus the discount) for the UHG shares sold.

      Option holders whose sales must be effected pursuant to Rule 145 under the Securities Act of 1933 as a result of the Merger may sell their UHG shares pursuant to an average price or block trade. In order to comply with Rule 145, however, such trades on behalf of optionholders covered by this Rule will be conducted separately from any average price or block trade conducted on behalf of optionholders whose sales of UHG stock are not covered by the Rule. Such persons will be contacted separately.

      The foregoing is intended to give you additional information regarding the implementation of your election to receive all cash rather than UHG shares and cash in connection with the Merger, and is not otherwise intended to change the way in which your options may be exercised as explained in prior communications to you. Nevertheless, if you wish to change your choice of the "special cash election" based upon the foregoing disclosure, you may do so by sending a new Stock Option Election Form to Ellen Hurtt no later than 5:00 pm Eastern Standard Time on February 9, 2004. A copy of this Form is available from Ellen Hurtt. If you do not send a new Stock Option Election Form by this deadline, your choice of the "special cash election" will remain in effect. Any questions concerning this Supplemental Memorandum should be directed to Ellen Hurtt at (301) 294-5077.